Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.
NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium makes Best and Final offer for CF Industries of $45.00 per share in cash plus one Agrium share

Urges CF stockholders to send clear message to CF board to accept Agrium’s compelling final offer

Receives “No-Action” letter from Canadian Competition Bureau and Re-files notification under Hart-Scott-Rodino

November 5, 2009 – ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today announced that it is increasing its exchange offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. (NYSE: CF) to $92.99 per CF share based on Agrium’s closing stock price on November 4, 2009. Under the terms of this best and final offer, CF stockholders would receive $45.00 in cash, an increase of $5.00, or 12.5 percent, in the cash consideration, and one common share of Agrium for each CF share.

This offer provides a premium of over 67 percent to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal, and about 84 percent to CF’s 30-day volume weighted average price through that date. This offer represents a compelling multiple based on CF’s 2010 ‘owned’ EBITDA1 , particularly in relation to CF’s historical trading multiples.

Agrium has extended the expiration date of the exchange offer until 12:00 midnight, New York City time, on November 18, 2009.

Agrium President and CEO Mike Wilson said, “This is Agrium’s best and final offer. We have addressed all Canadian and U.S. regulatory concerns and are prepared immediately to execute a fully financed, binding merger agreement. Given that CF has consistently refused to engage with us, this is CF stockholders’ final opportunity to make it clear to the CF board that they want to receive a premium rather than pay one. We will listen to and respect the wishes of CF’s owners. CF stockholders must tender their shares by November 18 to send an unambiguous message that they want this deal with Agrium at this price.”

[1]	EBITDA based on 2010 consensus ‘owned’ EBITDA (consolidated EBITDA less minority interest plus equity investments) estimates.

Agrium has entered into a Consent Agreement to resolve the concerns of the Canadian Competition Bureau and has received a “no action” letter from the Bureau. Under the terms of the Consent Agreement and pursuant to a recently announced agreement entered into with Terra Industries Inc., Agrium will divest to Terra 50 percent of Agrium’s ammonia and urea production complex in Carseland, Alberta. Agrium and Terra have also agreed to a five-year supply contract in which Terra will receive a minimum of 60,000 metric tonnes of urea per year. During the course of the Bureau’s review, Bureau staff cooperated closely with their counterparts at the U.S. Federal Trade Commission.

Agrium has re-filed on November 4, 2009 its notification with the Federal Trade Commission as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Agrium has now satisfied all regulatory issues related to its proposed acquisition of CF in Canada and expects to complete the resolution of regulatory issues in the U.S. shortly.

Agrium’s offer is not subject to a financing condition. Agrium has sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the offer.

As of 5:00 p.m., New York City time, on November 4, 2009, approximately 8.6 million shares of common stock of CF Industries had been tendered into and not withdrawn from the exchange offer.

Additional Information

RBC Capital Markets, Goldman, Sachs & Co., and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at http://www.sec.gov/. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit http://www.agrium.com/.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: http://www.agrium.com/.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, the possibility that a regulatory agency may challenge Agrium’s proposed acquisition of CF pursuant to competition laws, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Todd Coakwell, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080